One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-342

404-881-7000

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

July 15, 2022

Ms. Stacie Gorman

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	J.P. Morgan Real Estate Income Trust, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-11

Filed on July 6, 2022

File No. 333-265588

Dear Ms. Gorman:

This letter sets forth the confidential response of our client, J.P. Morgan Real Estate Income Trust, Inc. (the “Company”), to the verbal comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued via telephone conference on July 12, 2022, pertaining to Pre-Effective Amendment No. 1 to Registration Statement on Form S-11 (the “Registration Statement”) that was filed with the SEC on July 6, 2022. We have included the Staff’s comment below, followed by the Company’s response thereto.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-11

Stock Ownership of Certain Beneficial Owners and Management, page 205

1.    Comment:    Please identify the natural persons who have sole or shared voting power over the shares owned by the three entities listed in the table. See Item 403 of Regulation S-K.

Response:    The Company respectfully submits that it is the Company’s understanding after due inquiry that the ultimate power to vote the shares of each entity resides with the board of directors of each entity. Therefore, it is the Company’s understanding that no natural persons have the sole or shared voting power over the shares owned by the three entities listed in the table below. In the final prospectus to be filed with the SEC following the effective date of the Registration Statement, the Company undertakes to revise the disclosure in response to the comment as follows (additional disclosure is underlined and bolded):

“STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this prospectus, information regarding the number and percentage of shares owned by each director, our chief executive officer, each named executive officer, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes securities that a person has the right to acquire within 60 days. The address for each of the ~~persons~~ directors and named executive officers below is in care of our principal executive offices at 383 Madison Avenue, New York, NY 10179.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of All Shares
Directors and Named Executive Officers
Michael P. Kelly	0	0%
Douglas A. Schwartz	0	0%
Dave S. Esrig	0	0%
Christian P. Porwoll	0	0%
Lawrence A. Goodfield Jr.	0	0%
Brian A. Nottage	0	0%
Ann E. Cole	0	0%
Randy A. Daniels	0	0%
Yvonne D. Nelson	0	0%
Justin M. Murphy	0	0%
William L. Ramseyer	0	0%
All directors and executive officers as a group (11 persons)	0	0%
5% Stockholders
Chesapeake Employers’ Insurance Company(1)	91,894	9.9%
Selective Insurance Company of America(2)	80,755	8.7%
Selective Way Insurance Company(3)	53,837	5.8%

(1)

The business address of Chesapeake Employers’ Insurance Company is 8722 Loch Raven Blvd, Towson, MD 21286. Chesapeake Employers’ Insurance Company is a nonprofit corporation managed by its board of directors.

(2)	The business address of Selective Insurance Company of America is 40 Wantage Avenue, Branchville, NJ 07890. Selective Insurance Company of America is an insurance company.
(3)	The business address of Selective Way Insurance Company is 40 Wantage Avenue, Branchville, NJ 07890. Selective Way Insurance Company is an insurance company.”

Please contact me if you should need additional information or should have questions.

Very truly yours,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

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